CONSENT OF AUTHOR

TO:  British Columbia Securities Commission, Alberta Securities Commission, Manitoba Securities Commission, Ontario Securities Commission, Quebec Securities Commission, SEC (U.S.) and stock exchanges with which the written disclosure will be filed.

I, Ken R. Brisebois, P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, Gash-Barka District, Eritrea, with an effective date of 01 October 2004 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the written disclosure being filed by Nevsun Resources (Eritrea) Ltd., provided that no portion be used out of context in such a manner as to convey a meaning which differs from that set out in the whole, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report in the press release titled “Independent Resource Estimate Confirms Large Tonnage, High-Grade VMS Deposit at Bisha Project, Eritrea” dated October 18, 2004 or that it contains any misrepresentation of the information contained in the Technical Report.

The effective date of this report is:  01 October 2004.

Dated at Lima, Peru, this 18 day of November 2004.

“Sign”

____________________

Ken R. Brisebois, P.Eng.

AMEC (Perú) S.A. Calle Antequera 777, Piso 12 San Isidro, Lima 27, Perú Tel (511) 221-3130 Fax (511) 221-3143	www.amec.com